April 21, 2021

TO:Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

FROM:Xiuzhi Li

Chief Executive Officer

H&H Global Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

Re: H&H Global Corp.

Offering Statement on Form 1-A Filed March 18, 2021

File No. 024-11488

Responses to SEC Comments:

Offering Statement on Form 1-A

Cover Page

General:

Comment 1:

1. We note that this filing is substantially similar to a Form 1-A filed by W.Y Group Inc., which was declared effective on April 2, 2021. In this regard, we note that the companies have the same corporate address and corporate phone number; list virtually identical risk factors; disclose the same use of proceeds; and use the same offering structure, including price and volume of securities offered. We also note that the listed officers have substantially identical biographies except for changed names. Please explain the substantial similarities between the filings, including why the listed officers have essentially identical biographies and why the biography of your CEO on your website does not appear to match the one included in this filing.

Response:

The biography was a typo that was missed in review and has been replaced in the filing to the following:

Xiuzhi Li was born in Shandong Province, China, and received a bachelor's degree in engineering from Shandong institute of mining and technology in 1994. She received her master's degree in economics from Jinan University in 2004. She has been working in Guangzhou Pharmaceutical Group as Head of Equipment Engineering and Marketing Department for more than two decades of her lifetime. She has been developed a high professional standard, excellent management skills, and exceptional coordination ability as well as having the ability to solve problems efficiently with her advantage of excellent leadership in teamwork situations.
She had been in the pharmaceutical and health care product industry for a long time, and she is familiar with the production process, market development, and management.

She believes that the industry has broad prospects, and further economic development will inevitably lead to the promotion of people's awareness of health care. There will be a growing demand for nutritional supplements and especially after the Coronavirus 19 pandemic. The sales of nutritional supplements will continue to grow rapidly. She decided to found H & H Global Corp. in the U.S.A in January 2021. H & H focuses on creating an international sales platform for online shopping of professional health care products and provides online retail services for health care nutrition products. The establishment of its own online retail ecological system provides a wide range of service integration for international health care product manufacturers. At the same time, H & H Global Corp. has decided to apply for the public listing on the US OTC trade market.

The Company address is at Cross Campus-Pasadena which is set up specifically to accommodate new and start-up companies such as H&H Global Corp. There are several hundred companies using the address as their company address.

The Use of Proceeds Pages 15-16 has been edited to be clearer to the needs of the Company.

The filings are similar but not the same. These are two different companies engaged in two different markets. The Company will distribute unique, primarily Asian sourced, natural health supplement products. These are products not services. The former filing was used as a template, which I perfectly acceptable, because there were slight similarities in share price and capital structure.

Comment 2:

2.Please confirm that your CEO primarily directs, controls, and coordinates your activities from the United States or Canada. See Rule 251(b) of Regulation A and Compliance and Disclosure Interpretation No. 182.03.

Response:

The Issuer is in full compliance with Rule 251(b). The Issuer is a duly formed US company in the Jurisdiction of Delaware with a validly issued US EIN #, and all operations, controls, and directs are based in the US.

Governing Law and Legal Venue, page 12

Comment 3:

3.Please revise this risk factor and the disclosure on page 22 to clarify that the exclusive forum provision is contained in your subscription agreement.

Response:

The following underlined section has been added to the Risk Factor on Page 22 to further clarify that the exclusive forum provision in contained in the subscription agreement:

This provision also does apply to the Subscription Agreement for this Offering and is also contained therein.

Status as Not a Shell Company, page 12

Comment 4:

4.Please revise the second paragraph to clarify the activities that the company is actively engaged in. In this regard, we note that the company has not listed or identified any activities.

Response:

The Comment is noted, and correct, this was missed in review and the following verbiage has been added to Page 12:

The Company is actively engaged in the implementation and deployment of its business plan. These activities include acquisition of new, unique all natural health supplement products, seeking joint ventures with distributors and manufacturers for unique private label products. Creating marketing plan (including but not limited to website, social media accounts, print materials and packaging), interviewing and acquiring new staff, and sourcing shipping and logistics providers to facilitate product delivery.

Comment 5:

About the Company, page 18

5.We note references throughout this section regarding the creation of a membership program with cryptocurrency incentives. We also note that your website indicates that you are "integrated with ICOs." Please tell us how you will determine whether the digital assets you intend to distribute are securities; include your Howey analysis in your response. Please add risk factor disclosure discussing that federal and state securities laws may apply to the distribution of your digital assets.

Response:

It was already decided by management, upon further investigation, prior to the comment that including cryptocurrency was too difficult, complex, and cumbersome to the business. Those references within the filing and on the website have been deleted.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Xiuzhi Li

Xiuzhi – CEO, Chairman/Director

W.Y GROUP INC